Exhibit 107
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

LIGHTSTONE VALUE PLUS REIT V, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$30,976,000(1)	$0.0001381	$4,277.79(2)
Fees Previously Paid
Total Transaction Valuation	$30,976,000(1)
Total Fees Due for Filing			$4,277.79
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$4,277.79(2)

(1)	Calculated as the tender offer purchase price of $14.08 per share multiplied by the 2,200,000 maximum number of shares subject to the tender offer.

(2)
Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2026.